

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 27, 2006

Mr. Dennis G. Feuchuk
Vice-President, Finance and Chief Financial Officer
PrimeWest Energy Trust
150 Sixth Avenue, S.W., Suite 5100
Calgary Alberta
Canada T2P 3Y7

> **Re: PrimeWest Energy Trust**
> **Form 40-F for the Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 333-13238**

Dear Mr. Feuchuk:

We have reviewed your Form 40-F and for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December, 31 2005

Disclosure Controls and Procedures

1.   We note your conclusion that your disclosure controls and procedures were effective "to ensure that information required to be disclosed by the Registrant in reports it files or submits under the *Exchange Act* is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms". Please expand your conclusion to clarify, if true, that your officers concluded that your disclosure controls and procedures are *also* effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15 and Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm> for additional guidance.

Certifications, Exhibits 99.1 and 99.2

2.   Please conform the language in your certification to that found in Item 601(B)(31) of Regulation S-K. In this regard, remove the officers' title from the first line and change "annual report" to simply "report" in paragraphs 2, 4a), 7 and 9a).

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Accounting Policies

United-Based Compensation

3.   We note that you estimate the fair value of each Unit Appreciation Right (UAR) on the date of grant. We further note in the first paragraph of Note 13 that UARs granted to the Directors may be settled in cash or PrimeWest Trust Units at the Directors' discretion. Please tell us how you considered CICA 3870.38 in determining when to measure unit-based compensation expense.

Note 3. Changes in Accounting Policies

Change in Method of Accounting for Unit-Based Compensation

4.   Your second paragraph under Note 3 indicates that you have restated prior
        periods to apply the fair value method retroactively to UARs issued on or after
        January 1, 2002. We note that the change in accounting method resulted in an
        increase to 2005 net income of $52.7 million.   Please clarify for us whether the
        increase in net income represents the adjustment for the cumulative period from
        January 1, 2002 through December 31, 2005, or merely the fiscal year ended
        December 31, 2005.

Note 13. Long-Term Incentive Plan

5.   We note that you assumed an expected annual dividend yield in calculating the
        fair value of the UARs under the Black-Scholes options pricing model. Tell us
        how you factored your cash distributions to unitholders into the calculations of
        the UARs' fair values, and explain to us the reasoning behind your treatment and
        how it is consistent with Canadian GAAP and U.S. GAAP.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: Mr. Ryan Milne